FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 1/31/2011

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium files registration statement on form F-3 and agrees to repurchase shares from Usiminas concurrently with public offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: January 31, 2011

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium files registration statement on form F-3 and agrees to repurchase shares from Usiminas concurrently with public offering

Luxembourg, January 31, 2011 – Ternium S.A. (NYSE: TX) announced today that it entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Ternium’s controlling holder Techint Holdings S.àr.l. (“Techint”), pursuant to which Ternium filed today a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) relating to sales of its shares and American Depositary Shares (“ADSs”). The transaction and registration rights agreement provides for an underwritten public offering of up to all of Ternium shares held by Usiminas, less the number of shares that Ternium and Techint have agreed to purchase as described in the following paragraph, in the form of ADSs listed on the New York Stock Exchange. Each ADS represents the right to receive 10 Ternium shares. Neither Ternium nor Techint will offer to sell any Ternium shares or ADSs in the public offering.

In addition, each of Techint and Ternium has committed (subject to certain conditions) to purchase from Usiminas, in a transaction intended to close concurrently with, and subject to the consummation of, the public offering, a number of Ternium shares equal to US$100 million and US$ 150 million, respectively, divided by the public offering price per share.

The public offering is expected to price in the second week of February 2011.

The registration statement filed today by Ternium also relates to sales of debt securities. However, no offering of debt securities is contemplated at this time.

This press release does not constitute an offer of any securities for sale.